UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AMCOL INTERNATIONAL CORPORATION

(Name of Subject Company)

AMCOL INTERNATIONAL CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02341W103

(CUSIP Number of Class of Securities)

Ryan McKendrick

Chief Executive Officer

AMCOL International Corporation

2870 Forbs Avenue

Hoffman Estates, Illinois 60192

(847) 851-1500

With copies to:

R. Scott Falk, P.C.

Richard M. Brand

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	A discussion of the rights of Company stockholders to assert appraisal rights pursuant to Section 262 of the DGCL is included herein under Item 8.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any annexes attached hereto, this “Schedule 14D-9”) relates is AMCOL International Corporation, a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 2870 Forbs Avenue, Hoffman Estates, Illinois 60192. The telephone number of the Company’s principal executive office is (847) 851-1500. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “AMCOL” refer to AMCOL International Corporation.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value of $0.01 per share (the “Shares”), of the Company. As of February 11, 2014, there were (i) 32,501,070 Shares issued and outstanding, (ii) no Shares held by the Company in its treasury, (iii) an aggregate of 2,328,052 Shares reserved for issuance under the 2010 Long-Term Incentive Plan, the 2006 Long-Term Incentive Plan and the 1998 Long-Term Incentive Plan or any other plan, program or arrangement providing for the grant of equity-based awards to directors, officers, employees or other service providers of AMCOL or any of its subsidiaries (collectively, the “AMCOL Stock Plans”), of which (A) options and stock appreciation rights issued pursuant to any AMCOL Stock Plan that represents the right to acquire Shares which is outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) (whether or not then vested or exercisable) were issued with respect to 1,392,534 Shares (of which, options were issued with respect to 994,756 Shares and stock appreciation rights were issued with respect to 397,778 Shares (each option or stock appreciation right, an “Option”), (B) no Shares were subject to restricted stock awards (“Restricted Stock”), (C) 129,300 Shares were subject to restricted stock unit (“Company RSUs”) awards and (D) 95,430 phantom shares were credited under a deferred compensation plan.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1. The Company’s website is www.amcol.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Imerys Minerals Delaware, Inc. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Imerys SA (“Parent” or “Imerys”), a corporation organized under the laws of France, to purchase all of the outstanding Shares at a purchase price of $41.00 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Imerys with the Securities and Exchange Commission (the “SEC”) on February 20, 2014. The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 11, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Imerys and Purchaser. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. Following the completion of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving as an indirect, wholly owned subsidiary of Imerys (the “Surviving Corporation”).

The Merger Agreement contemplates that the Merger will be governed by and effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”). Consequently the parties have agreed in the Merger Agreement that as a condition to the Offer, Shares which have been validly tendered and not validly withdrawn prior to the expiration time of the Offer, when added to any Shares already owned by Imerys or the Purchaser or any of their respective subsidiaries, shall represent one Share more than 1/2 the sum of (i) all Shares then outstanding and (ii) all Shares that the Company may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including all then outstanding options, restricted stock units and Shares subject to specified vesting criteria), regardless of the conversion or exercise price or other terms and conditions thereof. If the Merger is so effected pursuant to Section 251(h) of the DGCL, no stockholder vote of AMCOL will be required to authorize or complete the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), all remaining issued and outstanding Shares not tendered in the Offer (other than (i) Shares then owned by the Company, Imerys or Purchaser immediately prior to the Effective Time or (ii) held by any stockholder of the Company who or which is entitled to demand, and who properly demands, appraisal rights pursuant to Section 262 of the DGCL) will cease to be issued and outstanding, will be canceled, will cease to exist and will be converted into the right to receive an amount in cash equal to the Offer Price, less any applicable withholding taxes.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on February 20, 2014. The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on March 20, 2014 (one minute after 11:59 p.m., New York City time, on March 19, 2014), unless the Offer is extended or unless earlier terminated by the Purchaser).

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement.

As set forth in the Schedule TO, the principal executive offices of Imerys are located at 154, rue de l’Universite, 75007 Paris, France and the principal executive offices of Purchaser are located at c/o Imerys USA, Inc., 100 Mansell Rd., Roswell, Georgia, USA 30076.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in Item 3 of this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Imerys or its respective executive officers, directors or affiliates, on the other hand.

Arrangements with Purchaser and Imerys

Merger Agreement

On February 11, 2014, the Company, Imerys and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 12 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Imerys and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company to Imerys and Purchaser in connection with the execution and delivery of the Merger Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Imerys and Purchaser, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Imerys and Purchaser, rather than establishing matters of fact, and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement and the Company’s stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Imerys, Purchaser or any of their respective subsidiaries or affiliates without consideration of the entirety of the factual disclosures about the Company, Imerys or Purchaser made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC.

The foregoing summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement

The Company and Imerys entered into a confidentiality letter agreement, dated as of December 12, 2013 (the “Confidentiality Agreement”), as supplemented by that certain supplemental confidentiality letter agreement, dated as of February 2, 2014 (the “Amendment”), pursuant to which Imerys agreed that, subject to certain limitations, any information related to the Company, any of its affiliates, subsidiaries or joint ventures and furnished to Imerys or its affiliates or their respective representatives by or on behalf of the Company or its representatives shall be used by Imerys and its representatives solely for the purpose of evaluating a possible transaction involving Imerys (or its affiliates) and the Company and would, for a period of two years from the date of the Confidentiality Agreement, be kept confidential, except as provided in the Confidentiality Agreement. Additionally, Imerys further agreed that, subject to certain exceptions, Imerys would not, for a period of one year from the date of the Confidentiality Agreement, solicit for employment any (i) current officers of the Company (or officers who left the Company less than three (3) years prior to the date of the Confidentiality Agreement) or (ii) employees of the Company or any of its affiliates whom Imerys meets in connection with Imerys’ evaluation of a possible transaction involving Imerys (or its affiliates) and the Company. Imerys also agreed, among other things, to certain “standstill” provisions which prohibit Imerys and its representatives from taking certain actions with respect to Imerys for a period ending on the one year anniversary of the date of the Confidentiality Agreement. Pursuant to the Amendment, the Company agreed, subject to certain exceptions, that certain information, including that related to Imerys and the Company and the existence of a possible transaction proposal involving Imerys and the Company, shall be used by the Company and its representatives solely for the purposes of evaluating a possible transaction involving Imerys and the Company and would be kept confidential, except as provided in the Amendment.

The foregoing summary of the provisions of the Confidentiality Agreement and Amendment is qualified in its entirety by reference to the Confidentiality Agreement and Amendment, copies of which are filed as Exhibit (e)(2) and Exhibit (e)(3) hereto, respectively, and are incorporated herein by reference.

Exclusivity Agreement

The Company and Imerys entered into an exclusivity agreement, dated as of February 2, 2014 ( the “Exclusivity Agreement”), pursuant to which the Company agreed that, subject to certain limitations, the Company and its affiliates, employees, representatives and advisors would deal and work exclusively with Imerys, its representatives and its advisors regarding a possible negotiated transaction between Imerys and Company for a period of twelve (12) days starting on the first full day following the date of the delivery of the draft merger agreement by the Company to Imerys (the “Exclusivity Period”). The draft Merger Agreement was provided by the Company to Imerys on February 4, 2014. Additionally, the Company further agreed that, subject to certain exceptions, the Company would not, and would cause its affiliates and its and their officers, directors, affiliates, employees, agents, representatives and advisors not to, directly or indirectly, among other things, initiate, solicit or encourage the making of inquiries or proposals constituting or reasonably expected to lead to, participate in any discussions or negotiations with any third party regarding, respond to any inquiries regarding, recommending or endorsing or proposing to enter into any agreement regarding any purchase, merger, tender offer, business combination, consolidation, recapitalization, reorganization, share exchange, liquidation, dissolution or winding-up or similar transaction, or sale of material assets of the Company, or any other similar transaction involving or otherwise relating to the Company and/or any of its subsidiaries during the Exclusivity Period.

The foregoing summary of the provisions of the Exclusivity Agreement is qualified in its entirety by reference to the Exclusivity Agreement, a copy of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

Certain of the Company’s executive officers and directors may be deemed to have certain interests in the Transactions and related transactions that may be different from or in addition to those of the Company’s stockholders generally. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price as the other stockholders of the Company. As of February 14, 2014, the directors and executive officers of the Company and their affiliates beneficially owned in the aggregate 3,043,606 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise of Options held by such individuals. For each Share that the directors, executive officers and their affiliates tender pursuant to the Offer that is accepted for purchase and purchased by Imerys, the directors and executive officers will receive $41.00 in cash without interest.

The following table sets forth, as of February 18, 2014, the aggregate cash consideration that each executive officer, director and his or her affiliates would be entitled to receive in respect of his or her outstanding Shares, assuming such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Position	Number of Shares	Consideration Payable in Respect of Shares
James W. Ashley	General Counsel	1,720	$70,520
Patrick Carpenter	Vice President, President of Construction Technologies Segment	15,658	$641,978
Daniel P. Casey	Director	15,000	$615,000
Gary L. Castagna	Executive Vice President and Chief Operating Officer	63,078	$2,586,198
Donald J. Gallagher	Director	0	$0
John Hughes	Director	194,228	$7,963,348
Michael Johnson	Senior Vice President, President of Energy Services	17,521	$718,361
Ryan F. McKendrick	Chief Executive Officer, Director	74,968	$3,073,688
Frederick J. Palensky	Director	5,000	$205,000
Donald W. Pearson	Senior Vice President, Chief Financial Officer	27,068	$1,109,788
Jay D. Proops	Director	41,226	$1,690,266
Clarence O. Redman	Director	35,146	$1,440,986
William H. Schumann, III	Director	0	$0
Dale E. Stahl	Director	30,000	$1,230,000
Audrey L. Weaver	Director	1,797,858	$73,712,178
Paul C. Weaver	Director	725,135	$29,730,535
TOTAL		3,043,606	$124,787,846

Effect of the Merger on Options and Company RSUs

Pursuant to the Merger Agreement, each Option outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, shall be canceled and converted automatically into the right to receive a cash payment with respect thereto equal to the product of (i) the number of Shares subject to such Option immediately prior to the Effective Time and (ii) the excess, if any, of the Offer Price over the exercise price per Share subject to such Option immediately prior to the Effective Time. Also, pursuant to the Merger Agreement, each Company RSU which is outstanding immediately prior to the Effective Time shall be converted into a vested right to receive cash in an amount equal to the Offer Price. In the case of either Options or Company RSUs, the Surviving Corporation shall cause payment to be made in respect of such Options or Company RSUs as promptly as practicable after the Effective Time. All payments with respect to Options and Company RSUs shall be paid to executives net of any withholding taxes and without interest.

The following table sets forth, as of February 14, 2014, the cash consideration that each executive officer and director would be entitled to receive in respect of his or her outstanding Options and Company RSUs at the applicable time, assuming such Options and Company RSUs are treated as described in the preceding paragraph.

Name	Position	Number of Shares Subject to Vested Options	Number of Shares Subject to Unvested Options	Weighted Average Exercise Price Per Share	Consideration Payable in Respect of Vested Stock Options	Consideration Payable in Respect of Unvested Stock Options	Number of Company RSUs	Consideration Payable in Respect of Company RSUs	Total
James W. Ashley	General Counsel	10,401	10,799	$30.15	$112,851	$117,169	5,100	209,100	$439,120

Patrick Carpenter	Vice President, President of Construction Technologies Segment	31,601	10,799	$26.61	$454,738	$155,397	5,100	209,100	$819,235

Daniel P. Casey	Director	18,000	5,000	$26.44	$262,080	$72,800	0	0	$334,880

Gary L. Castagna	Executive Vice President, Chief Operating Officer	69,234	13,466	$25.41	$1,079,358	$209,935	15,800	647,800	$1,937,093

Donald J. Gallagher	Director	1,667	3,333	$30.47	$17,554	$35,096	0	0	$52,650

John Hughes	Director	18,000	5,000	$26.44	$262,080	$72,800	0	0	$334,880

Michael Johnson	Vice President, President of Energy Services	48,734	12,466	$26.05	$728,573	$186,367	5,100	209,100	$1,124,040

Ryan F. McKendrick	Chief Executive Officer, Director	93,834	37,666	$23.30	$1,660,861	$666,688	28,800	1,180,800	$3,508,349

Frederick J. Palensky	Director	8,333	6,667	$30.40	$88,330	$70,670	0	0	$159,000

Donald W. Pearson	Chief Financial Officer	83,734	12,466	$25.37	$1,308,762	$194,844	5,100	209,100	$1,712,706

Jay D. Proops	Director	18,000	5,000	$26.44	$262,080	$72,800	0	0	$334,880

Clarence O. Redman	Director	18,000	5,000	$26.44	$262,080	$72,800	0	0	$334,800

William H. Schumann, III	Director	1,667	3,333	$30.47	$17,554	$35,096	0	0	$52,650

Dale E. Stahl	Director	18,000	5,000	$26.44	$262,080	$72,800	0	0	$334,880

Audrey L. Weaver	Director	18,000	5,000	$26.44	$262,080	$72,800	0	0	$334,880

Paul C. Weaver	Director	18,000	5,000	$26.44	$262,080	$72,800	0	0	$334,880

TOTAL		475,205	145,995	$25.73	$7,303,141	$2,180,862	65,000	2,665,000	$12,149,003

Change of Control Agreements

The Company entered into a change of control agreements, four of which are dated March 11, 2011 and two of which are dated February 28, 2012 (each, a “CIC Agreement”), with each of: Chief Executive Officer, Ryan F. McKendrick; Chief Financial Officer, Donald Pearson; Executive Vice President and Chief Operating Officer,

Gary L. Castagna; Vice President, President of Energy Services, Michael Johnson; General Counsel, James W. Ashley; and Vice President, President of Construction Technologies Segment, Patrick E. Carpenter. The CIC Agreements provide that, if the executive officer’s employment is terminated for good reason or other than for cause within one hundred twenty days prior to or twelve months after a change in control, the executive officer will be entitled to a lump sum payment of 3.0x for Mr. McKendrick, and 2.0x for all other executives, the sum of the respective executive officer’s then-effective annual base salary and target bonus with respect to the year of the change in control. Such severance payments are subject to the executive officer delivering an executed general release to the Company (and not subsequently revoking the release) within 60 days of the executive’s termination. Assuming that a change in control occurs on June 30, 2014 and an immediate qualifying termination, the aggregate cash payments described in this paragraph to executive officers would be: $4,410,000 for Mr. McKendrick, $1,216,000 for Mr. Pearson, $1,443,750 for Mr. Castagna, $1,020,800 for Mr. Ashley, $1,008,000 for Mr. Carpenter and $1,200,000 for Mr. Johnson.

In addition, the CIC Agreements provide that, in the event a change in control occurs during the term of the agreement:

•	The executive officer will be entitled to receive a payment equal to a pro-rated portion of the executive’s performance-based annual bonus for the year in which such change in control occurs, which shall be determined based on performance to date and on the number of days which have elapsed in such fiscal year through the date of the change in control; and

•	All outstanding Options, Company RSUs and other equity compensation granted to the executive officer prior to the occurrence of a change in control shall become fully vested and exercisable upon the effective date of the change in control.

Assuming that a change in control occurs on June 30, 2014, the pro rata annual bonus would be paid to the executives as follows: $364,479 for Mr. McKendrick, $113,063 for Mr. Pearson, $153,416 for Mr. Castagna, $94,913 for Mr. Ashley, $93,723 for Mr. Carpenter and $111,575 for Mr. Johnson. For these purposes, the pro-rated annual performance bonus award is calculated assuming the 2014 performance-based annual bonus is earned ratably over the year at the target level of performance.

The CIC Agreements provide that in the event an executive officer would receive amounts considered to be “excess parachute payments” under Section 280G of the Internal Revenue Code, the payments and benefits otherwise payable would be reduced to an amount that is $1 (one dollar) under the threshold amount that would cause the executive to be treated as receiving “excess parachute payments,” but only if the executive would be in a better after-tax economic position as a result of that reduction. Assuming that the closing of the Merger occurs on June 30, 2014, the Company believes that the only executive whose payments would be reduced under a CIC Agreement is James W. Ashley (and then only if he becomes entitled to a lump sum payment under his CIC Agreement), and the Company estimates that the amount of that reduction would be approximately $280,000.

The foregoing summary of the provisions of the CIC Agreements is qualified in its entirety by reference to the CIC Agreements, copies of which are filed as Exhibits (e)(5) through (e)(10) hereto and are incorporated herein by reference.

Restrictive Covenants

The Company and the executive officers entered into the Confidentiality Agreement and Covenant Not to Compete Agreement pursuant to which the executive officers are subject to one-year non-solicit (employees and customers) and non-competition restrictions, and certain other standard covenants.

Deferred Compensation Plan

All of the Company’s named executive officers are provided deferred compensation opportunities through a non-qualified deferred compensation plan (the “Deferred Compensation Plan”). Occurrence of a change in control would result in the automatic vesting of all amounts subject to the Deferred Compensation Plan. The benefits of all executive officers are fully vested independent of this transaction. Payment of accrued benefits on change in control is not mandatory, but elective at the time of initial election. In connection with the occurrence of a change in control, Donald Pearson and Michael Johnson will receive payment of the amounts subject to the Deferred Compensation Plan, which, as noted above, have fully vested prior to the date hereof.

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table below assumes that the change in control as defined under the CIC Agreements and the closing of the Merger occurs on June 30, 2014 and the employment of the executive will terminate without cause or by the executive for good reason on such date. The amounts set forth in the table are estimates based on the $41.00 per Share cash consideration payable under the Merger Agreement. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

Name	Cash (1)	Equity (2)	Pension/ Non-Qualified Deferred Compensation	Perquisites/ Benefits	Tax Reimbursement	Other	Total (3)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Ryan F. McKendrick	$4,774,479	$901,471	$—	$—	$—	$—	$5,675,950
Chief Executive Officer

Donald Pearson	1,329,036	224,062	—	—	—	—	1,553,098
Chief Financial Officer

Gary L. Castagna	1,597,166	336,529	—	—	—	—	1,933,694
Executive Vice President, Chief Operating Officer

James W. Ashley	1,115,713	222,678	—	—	—	—	1,338,392
General Counsel

Patrick E. Carpenter	1,101,723	222,687	—	—	—	—	1,324,402
Vice President, President of Construction Technologies Segment

Michael Johnson	1,311,575	224,062	—	—	—	—	1,535,657
Vice President, President of Energy Services

(1)

Pursuant to the CIC Agreements, these lump sum payments are equal to a multiple of (a) the respective executive officer’s then-effective annual base salary and (b) the respective executive officer’s then-effective target bonus. The foregoing payments are “double-trigger,” as they will only be payable in the event of certain terminations of employment within one hundred twenty days prior to, or twelve months following, the occurrence of a change in control as defined in the CIC Agreements. In addition, these lump sum payments include a payment of pro-rated annual performance bonus award for the year in which a change in control occurs, calculated based on the actual performance for such year. The payment of the pro-rated annual performance bonus award is “single-trigger,” as it will be payable following the occurrence of a change in control as defined in the CIC Agreements whether or not the executive officer’s employment is terminated. For these purposes, the pro-rated annual performance bonus award is calculated assuming the 2014 performance-based annual bonus is earned ratably over the year at the target level of performance. The base salary used to calculate each executive’s compensation pursuant to the CIC Agreements is as follows: $735,000 for Mr. McKendrick, $380,000 for Mr. Pearson, $412,500 for Mr. Castagna, $319,000 for Mr. Ashley, $315,000 for Mr. Carpenter and $375,000 for Mr. Johnson.

Name	Multiple	Cash Paid Related to Annual Base Salary	Cash Paid Related to Cash Incentive Opportunity	Cash Paid Related to Pro-Rated Incentive Opportunity	Total
Ryan F. McKendrick	3.0x	$2,205,000	$2,205,000	$364,479	$4,774,479
Donald Pearson	2.0x	760,000	455,973	113,063	1,329,036
Gary L. Castagna	2.0x	825,000	618,750	153,416	1,597,166
James W. Ashley	2.0x	638,000	382,800	94,913	1,115,713
Patrick E. Carpenter	2.0x	630,000	378,000	93,723	1,101,723
Michael Johnson	2.0x	750,000	450,000	111,575	1,311,575

(2)	This amount represents the aggregate in-the-money value of the Options and Company RSUs that would vest as a direct result of the Merger. This accelerated vesting is “single trigger,” and will take place upon the occurrence of a change in control as defined in the CIC Agreements, regardless of whether the executive officer’s employment is terminated. For information regarding equity acceleration upon a change in control, please see “Change of Control Agreements” on page 6 of this Schedule 14D-9. These amounts do not include payments in respect of Options or Company RSUs that already vested, because the named executive officer would already be entitled to the economic benefit of such equity regardless of the transaction. For information regarding all equity, including that which has already vested, see the table on page 6 of this Schedule 14D-9.

Name	Value of Company Options	Value of Company RSUs	Total
Ryan F. McKendrick	$48,352	$853,119	$901,471
Donald Pearson	14,962	209,100	224,062
Gary L. Castagna	16,410	320,119	336,529
James W. Ashley	13,578	209,100	222,678
Patrick E. Carpenter	13,578	209,100	222,678
Michael Johnson	14,962	209,100	224,062

(3)	Payment and benefits to a named executive officer may be less than those shown above, if any of the payments or benefits would be considered “excess parachute payments” under Section 280G of the Internal Revenue Code. The payments and benefits otherwise payable would be reduced to an amount that is $1 (one dollar) under the threshold amount that would cause the executive to be treated as receiving “excess parachute payments,” but only if the executive would be in a better after-tax economic position as a result of that reduction. Assuming that the closing of the Merger occurs on June 30, 2014, the Company believes that the only executive whose payments would be reduced under a CIC Agreement is James W. Ashley (and then only if he becomes entitled to a lump sum payment under his CIC Agreement), and the Company estimates that the amount of that reduction would be approximately $280,000. The table below summarizes the amounts which are payable on a “single trigger” and “double trigger” basis, respectively.

Name	Single-Trigger	Double-Trigger
Ryan F. McKendrick	$1,265,950	$4,410,000
Donald Pearson	337,125	1,216,000
Gary L. Castagna	489,945	1,443,750
James W. Ashley	317,591	1,020,800
Patrick E. Carpenter	316,401	1,008,000
Michael Johnson	335,637	1,200,000

Effect of the Merger on Director and Officer Indemnification and Insurance

The Merger Agreement provides that, from and following the Effective Time, Imerys is required to cause the Surviving Corporation, to indemnify, defend and hold harmless each current and former director and officer (and, to the extent provided in the Company’s organizational documents, other employee) of the Company and any of its subsidiaries (collectively, the “Indemnified Persons”) to the same extent such individuals are indemnified as of the date of the Merger Agreement (including with respect to advancement of expenses) by the Company pursuant to the Company’s and any of its subsidiaries’ respective organizational documents and indemnification agreements, if any, in existence on the date of the Merger Agreement with such individuals for acts or omissions occurring prior to the Effective Time.

Prior to the Effective Time, Imerys shall, or shall request the Company to, purchase and prepay a six-year “tail” policy on terms and conditions providing substantially equivalent benefits and coverage levels as the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date of the Merger Agreement as maintained by the Company and its subsidiaries with respect to matters arising on or before the Effective Time (the “D&O Insurance”), covering without limitation the Transactions (the “Tail Policy”). Notwithstanding the foregoing, in the event that such “tail” policy is not available at a cost per year equal to or less than 250% of the aggregate annual premiums paid by the Company during the most recent policy year for the D&O Insurance, Imerys or, at Imerys’ request, the Company shall purchase the best coverage as is reasonably available for such amount. Imerys shall cause the Tail Policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board.

On February 11, 2014, the Company Board unanimously (i) adopted and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the Offer, the Merger and the other transactions contemplated by the Merger Agreement, collectively, the “Transactions”), (ii) declared that it is in the best interests of the Company and the stockholders of the Company (other than Imerys and its subsidiaries) that the Company enter into the Merger Agreement and consummate the Transactions and that the stockholders of the Company tender their shares of Company common stock pursuant to the Offer, (iii) declared that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders (other than Imerys and its subsidiaries) and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their shares of Company common stock pursuant to the Offer. The boards of directors of Imerys and Purchaser have each approved the Transactions.

Accordingly, and for other reasons described in more detail below, the Company Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders, dated February 20, 2014, communicating the Company Board’s recommendation, is attached to this Schedule 14D-9 as Annex A. A copy of a press release of the Company, dated February 12, 2014, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(1)(F) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the Company Board.

Background of the Offer and Merger

The Company’s senior management and the Company Board actively monitor and assess developments in the specialty chemicals and minerals industries and are generally aware of the business activities of other major companies in those industries.

In addition, on an ongoing basis, the Company’s senior management and the Company Board evaluate options for achieving the Company’s long-term strategic goals and enhancing stockholder value. These options have included periodic assessments of potential business combinations with other companies.

As a result of these periodic reviews of potentially available transactions and strategies, the Company believes that it and the Company Board are generally aware of the opportunities for strategic transactions and acquisitions involving companies in the specialty chemicals and minerals industries generally and the Company in particular.

In the spring of 2010, the Company’s then Chief Executive Officer Larry Washow, Ryan McKendrick, then the Company’s Chief Operating Officer, Gary Castagna, then the President of the Company’s Minerals segment and Don Pearson, the Company’s Chief Financial Officer, met in Pittsburgh, Pennsylvania with Joseph Muscari, the Chief Executive Officer of Minerals Technologies Inc. (“MTI”), and other members of MTI’s executive management team to discuss the possibility of a business combination between the two companies. On June 25, 2010, Mr. Washow reported during a scheduled meeting of the Company’s executive committee that the discussions with MTI had not resulted in a proposal worth pursuing for the Company.

During October and November of 2012, representatives of MTI and the Company engaged in renewed discussions initiated by MTI regarding a potential business combination transaction. During those discussions, MTI proposed a stock-for-stock transaction to combine the businesses of the Company and MTI. Following analysis and consideration of the potential transaction, the Company Board determined that the proposal was not in the best interests of its stockholders and ended discussions with MTI. Thereafter, in December of 2012, the Company retained Goldman, Sachs & Co. (“Goldman Sachs”) to assist in preparing the Company for potential other acquisition proposals it may receive and any other attempts to acquire stock or assets of the Company or influence or control of the Company or the Company Board.

On October 28, 2013, Joseph Muscari, the Executive Chairman of MTI, called Ryan McKendrick, the Company’s Chief Executive Officer, to request a meeting on the following day with Mr. McKendrick and John Hughes, the Chairman of the Company Board, in order to present an offer to acquire the Company.

The following day, on October 29, 2013, a meeting was held in Tampa, Florida between Mr. Hughes, Mr. McKendrick and Don Pearson, the Company’s Chief Financial Officer, on the one hand, and Mr. Muscari and two other senior executives of MTI, on the other hand. During the meeting, Mr. Muscari expressed MTI’s preliminary interest in acquiring the Company and handed to the representatives of the Company a letter proposing an acquisition of all of the Company’s outstanding shares at a price of $40.50 per share. Mr. Muscari also indicated to Mr. McKendrick that MTI was considering paying for the Company’s shares one-third in MTI stock and two-thirds in cash. Following this meeting, Mr. McKendrick and Mr. Hughes informed the other members of the Company Board about the discussion and shared the MTI letter with them.

On October 31, 2013, the Company Board held a telephonic meeting to discuss MTI’s proposal. The meeting was attended by representatives of Kirkland & Ellis LLP (“Kirkland & Ellis”) and Goldman Sachs. During the meeting, members of the Company Board resolved to appoint Kirkland & Ellis as the Company’s legal advisor and to retain Goldman Sachs as its financial advisor, to assist the Company and the Company Board in evaluating MTI’s proposal and a possible sale of all or a portion of the Company to MTI or another third party. The Company selected Goldman Sachs as the Company’s financial advisor and Kirkland & Ellis as the Company’s legal counsel because each is an internationally recognized firm that has substantial experience in transactions similar to the transaction proposed by MTI. Following extensive discussion, it was the consensus of the Company Board that MTI’s proposal merited further consideration and that the Company Board should evaluate it relative to the Company’s standalone business plan and other strategic alternatives. The Company Board authorized management and the advisors to evaluate the Company’s standalone prospects and valuation, to update MTI on the Company’s growth initiatives, and to engage in discussions with MTI on synergies and the prospects of a combined company.

Later on October 31, 2013, Mr. McKendrick called Mr. Muscari and communicated that the Company Board had directed the management team to review MTI’s proposal. In order to do that effectively, Mr. McKendrick proposed that the parties negotiate and execute a confidentiality agreement, and that the parties meet to discuss the Company’s business, key initiatives and the potential benefits of a combination.

On November 6, 2013, MTI and the Company entered into a standstill and non-disclosure agreement, the standstill provision of which would terminate upon the Company’s entry into a binding definitive agreement with any third party to acquire the Company.

On November 7, 2013, a meeting was held at the offices of Kirkland & Ellis in Chicago attended by executive officers of the Company and MTI and their respective financial and legal advisors. The discussion focused on the respective businesses of MTI and the Company and the potential benefits of a business combination between the two companies.

On November 15, 2013, the Company Board held an in person meeting at its headquarters in Hoffman Estates, Illinois. During the meeting, members of the Company Board discussed MTI’s proposal relative to the Company’s standalone plan. During the meeting, representatives of Goldman Sachs reviewed their preliminary financial analyses of MTI’s proposal with the Company Board. Following extensive discussion, the Company Board determined that MTI’s proposal warranted further study and analysis to determine the course of action that was in the best interests of the Company’s stockholders. The Company Board also instructed management to emphasize to MTI the need for it to increase its offer price and the cash component of the merger consideration offered by MTI because of the valuation uncertainty associated with MTI’s stock relative to cash (due to the risk that MTI stock could decline in value between the signing of a definitive merger agreement and the completion of the transaction).

On November 18, 2013, Mr. McKendrick called Mr. Muscari to discuss MTI’s proposal. During the discussion, Mr. McKendrick communicated to Mr. Muscari that the price of $40.50 was inadequate and that it was the position of the Company Board that any proposal should allow the Company’s stockholders to receive all cash.

On November 19, 2013, Mr. Muscari called Mr. McKendrick to convey that, depending on other terms of the proposed transaction, MTI had some flexibility to increase the cash component of the merger consideration provided in MTI’s offer, but MTI did not revise the offer at that time.

On November 22, 2013, the Company Board met telephonically and further discussed MTI’s proposal. Following extensive discussion with representatives of Goldman Sachs and Kirkland & Ellis, the Company Board determined that, while a sale to a third party was attractive relative to other strategic alternatives, the Company’s senior management and advisors were directed to seek a higher price. The Company Board authorized management to share with MTI its financial projections and information about its specific growth initiatives. The Company Board directed management to request that MTI increase the purchase price and the cash component of the consideration being offered. Also during the meeting, the Company Board discussed the possibility of contacting other strategic parties to assess their potential interest in a business combination. Following discussion, the Company Board authorized the Company’s senior management and Goldman Sachs to contact three potentially interested parties, including Parent. The other two were strategic parties in the specialty chemicals and minerals industries. Based on the Company Board’s continuous assessments of the developments in the specialty chemicals and minerals industries, with the input of representatives of Goldman Sachs, the selected group comprised those most likely to be interested in acquiring the Company based on such parties’ expressions of prior interest in acquiring other companies in the specialty chemicals and minerals industries, their ability to fund or finance a potential transaction and their ability to expediently execute and consummate a transaction that would be more favorable to the Company’s stockholders than the transaction proposed by MTI. The Company did not contact financial sponsors because the Company Board believed, after consultation with representatives of Goldman Sachs, that, given the stock market valuation and historical cash flow volatility of the Company, it would be difficult for financial sponsors to offer a price that would be attractive to the Company and its stockholders.

Later on November 22, 2013, Mr. McKendrick called Mr. Muscari and told him that the Company Board had decided to advance the discussions with MTI but that the Company Board did not believe that MTI’s current proposal appropriately valued the Company or properly reflected the value that a combination would bring to MTI. Mr. McKendrick further expressed that the Company was prepared to share its financial projections with MTI so that it could better appreciate the Company’s prospects and potential. Mr. McKendrick also told Mr. Muscari that the Company’s management team would be available for an in-person meeting to discuss the financial projections and key transaction information, and that, following such a meeting, the Company would ask MTI to return in short order and provide its best and final revised proposal. Finally, Mr. McKendrick told Mr. Muscari that the Company Board was focused on an all-cash or substantially all-cash transaction, which should be reflected in any revised proposal.

On November 25, 2013, the Company provided MTI with the Company’s financial projections.

During the course of the week of December 2, 2013, at the direction of the Company, representatives of Goldman Sachs began to contact the other three potentially interested parties, including Parent. Of the three potentially interested parties, only Parent expressed an interest in engaging in discussions with the Company regarding a potential transaction.

On December 3, 2013, representatives of Goldman Sachs contacted Mr. Guillaume Cadiou, Head of Strategy and Development at Parent, regarding a potential transaction involving the Company. At the direction of the Company, representatives of Goldman Sachs told Parent that the Company was evaluating strategic alternatives for the Company, including potentially entering into a merger agreement providing for the sale of the Company, invited Parent to enter into a non-disclosure agreement so that Parent could be given access to additional information about the Company and offered to coordinate a meeting between representatives of the two companies.

On December 3, 2013, representatives of the Company and MTI met at the New York City offices of Cravath, Swaine & Moore LLC (“Cravath”), MTI’s outside legal counsel, to discuss the Company’s business plan and key growth initiatives. During the meeting, representatives of the Company asked representatives of MTI to submit their revised proposal in short order.

On December 10, 2013, Mr. McKendrick and Mr. Pearson held a conference call with members of MTI’s management team to answer follow-up questions.

On December 12, 2013, the Company and Parent entered into a standstill and non-disclosure letter agreement. Later that day, at the direction of the Company, representatives of Goldman Sachs provided Parent with a brief information packet with the Company’s financial projections and guidance that the Company should receive Parent’s initial indication of interest by December 23, 2013.

On December 13, 2013, MTI delivered a letter to the Company increasing its offer to $41 per share, with the merger consideration comprised of $8.20 in MTI stock and $32.80 in cash. The proposal included a request for a 45 business day period of exclusivity to finalize negotiations.

On December 16, 2013, at the direction of the Company, representatives of Goldman Sachs called representatives of Lazard Frères & Co. LLC (“Lazard”), MTI’s financial advisor, to express disappointment with the modest improvement to the terms of MTI’s offer, to seek additional information about the confirmatory due diligence that MTI planned to conduct on the Company and MTI’s plans for financing its offer and to communicate that, if the consideration included MTI stock, the Company and its representatives would need to perform reverse due diligence on MTI. Representatives of Lazard later communicated that obtaining exclusivity was a pre-condition for MTI to begin conducting due diligence.

On December 18, 2013, Mr. McKendrick and representatives of Goldman Sachs met with Gilles Michel, the Chairman and Chief Executive Officer of Parent and other senior management of Parent, in Paris. During the meeting, representatives of Parent were provided a management presentation on the Company’s business, along with the same financial projections previously provided to MTI. The parties discussed the Company’s history, strategy, business lines, key products, growth initiatives and financial information. The Company’s representatives reiterated the request that Parent’s indication of interest be submitted by December 23, 2013, and that any indication of interest should include an approximate indicative price in excess of $40 per Share in cash in order to move forward.

Later on December 18, 2013, Mr. McKendrick called Mr. Muscari to communicate that the Company Board was evaluating MTI’s revised proposal of $41 per share in cash and stock and emphasized the importance of both companies completing due diligence on each other promptly. Mr. McKendrick also told Mr. Muscari that while the Company Board would consider granting a short exclusivity period under appropriate circumstances in the future, it was not prepared to grant exclusivity at this time, because it was in the Company’s interest to retain the flexibility to conduct a market check.

On December 22, 2013, as a follow-up to the meeting between representatives of the Company and Parent on December 18, 2013, and at the request of representatives of Goldman Sachs at the direction of the Company, Parent submitted to the Company a written indication of interest proposing an acquisition of all of the Company’s outstanding shares at a price of “around $40 per share” in cash.

On December 23, 2013, the Company Board held a telephonic meeting. During the meeting, the Company Board discussed the most recent proposals from Parent and MTI. Representatives of each of Kirkland & Ellis and Goldman Sachs participated in the meeting. At the meeting, representatives of Kirkland & Ellis made a presentation on the fiduciary responsibilities of the directors in considering the proposals. Representatives of Goldman Sachs reviewed with the Company Board their preliminary financial analyses of the proposals. Following extensive discussion, the Company Board resolved to direct management and the advisors to continue to engage with each of MTI and Parent to seek to obtain terms of that business combination most favorable to the Company’s stockholders.

Later on December 23, 2013, Mr. McKendrick called Mr. Muscari and communicated that the Company Board was willing to proceed with due diligence on the basis of the $41 per share value included in MTI’s proposal. Mr. McKendrick reiterated the preference of the Company Board for an all-cash transaction and noted that, if the proposal would contain a stock component, it was important for the Company to have an opportunity to perform due diligence on MTI.

On December 24, 2013, at the direction of the Company, representatives of Goldman Sachs called representatives of Parent to communicate that the Company Board had reviewed and discussed the indication of interest from Parent, and based on the terms in such indication of interest, the Company now invited Parent to commence its due diligence review of the Company, toward the objective of completing due diligence quickly and submitting a definitive acquisition proposal before the end of January 2014. At the direction of the Company, representatives of Goldman Sachs asked Parent to provide a diligence request list and communicated that if Parent were to be successful in the process, Parent would need to make an offer in excess of $40 per share in cash. Later that same day, representatives of Goldman Sachs spoke with representatives of Morgan Stanley, Parent’s financial advisor, to discuss the process.

Also on December 24, 2013, representatives of Lazard called representatives of Goldman Sachs and conveyed that MTI did not want to incur due diligence expenses through the engagement of external resources until the Company had completed its market check process and was prepared to enter into exclusivity with MTI.

On December 27, 2013, the Company received a legal due diligence request list from MTI.

On December 30, 2013, the Company received a due diligence request list from Parent.

During the week of December 30, 2013, representatives of Goldman Sachs and Kirkland & Ellis engaged in additional discussions with MTI and its advisors on due diligence and process issues. MTI continued to decline to engage in further due diligence without having obtained exclusivity.

On January 3, 2014, representatives of Parent discussed its due diligence request list with representatives of the Company, including Mr. Pearson. On January 7, 2014, a representative of Cravath sent a draft exclusivity letter to representatives of Kirkland & Ellis. The letter contemplated a 30-day period (from mid-January to mid-February) during which the Company would not be permitted to engage in discussions with, or provide information to, parties other than MTI but permitted either party to terminate the letter at any time prior to January 31, 2014 on two business days’ notice.

Also on January 7, 2014, the Company sent a reverse due diligence request list to MTI.

On January 8, 2014, the Company and its financial advisors held a telephonic conference with MTI and its financial advisors to discuss MTI’s due diligence request list.

Also on January 8, 2013, representatives of Kirkland & Ellis responded to representatives of Cravath that the Company would consider entering into a modified exclusivity agreement that, from January 15, 2014 to January 31, 2014, prohibited the Company from sending a merger agreement or other definitive transaction documentation to any party other than MTI but which otherwise permitted the Company to solicit proposals and provide information to, and engage in discussions with, parties other than MTI. Under the agreement, after January 31, 2014, the Company would be prohibited for two weeks from providing information to, or engaging in discussions with, parties other than MTI. The modified exclusivity agreement would retain the right of either party to terminate such modified exclusivity agreement by providing two business days’ prior written notice through January 31, 2014.

On January 9, 2014, the Company Board held a telephonic meeting to discuss the status of discussions with Parent and MTI. During the call, members of the Company Board discussed MTI’s request for exclusivity and determined that it was unwilling to enter into exclusive negotiations with MTI until Parent had had an opportunity to conduct its due diligence and make a formal offer. The Company Board confirmed its willingness to enter into a modified exclusivity agreement with terms along the lines proposed by representatives of Kirkland & Ellis to representatives of Cravath on January 8, 2014.

Later on January 9, representatives of Kirkland & Ellis called representatives of Cravath to communicate the Company Board’s opposition to entering into exclusivity on the terms proposed by MTI but to confirm that the Company was willing to enter into a modified exclusivity agreement on terms consistent with those previously proposed by Kirkland & Ellis, which would allow MTI a first opportunity to negotiate a merger agreement with the Company.

On January 10, 2014, Mr. Muscari called Mr. McKendrick to inform him that MTI would consider walking away from the proposed deal if exclusivity were not granted.

On January 11, 2014, the Company opened an electronic data room to facilitate documentary due diligence of the Company by Parent and its representatives and MTI and its representatives.

Also on January 11, 2014, representatives of Kirkland & Ellis sent representatives of Cravath a draft merger agreement that reflected the Company Board’s preference for an all-cash transaction.

On January 14, 2014, the Company and MTI entered into a modified exclusivity agreement reflecting the terms discussed on the January 8, 2014 call between Kirkland & Ellis and Cravath.

On January 15, 2014, at the direction of the Company, representatives of Goldman Sachs conveyed to Morgan Stanley that the Company expected a firm proposal that was not subject to any significant due diligence from Parent quickly following the conclusion of planned due diligence sessions to be held later in January, and no later than January 29, 2014. In response to the question on when Parent could expect to receive a draft merger agreement, representatives of Goldman Sachs informed Morgan Stanley that the Company would not provide a draft merger agreement at this time but that the Company Board would make a decision on how to proceed with Parent after the Company had received Parent’s firm proposal.

During the period January 17 to January 21, 2014, representatives of Parent and the Company, including members of the Company’s senior management, met at the Company’s headquarters in Hoffman Estates, Illinois for various due diligence sessions. During these meetings, the parties discussed the Company’s organization and structure, strategy, business segments, key products, innovation and financial information.

On January 16 and 18, 2014, at the direction of the Company, representatives of Goldman Sachs sent Lazard and MTI draft due diligence schedules relating to site visits to be carried out by MTI, with a plan to conduct the majority of site visits in the last week of January 2014.

On January 19, 2014, MTI proposed a revised site visit schedule which moved the majority of the site visits to dates after February 3, 2014. At the direction of the Company, representatives of Goldman Sachs discussed such schedule with Lazard and encouraged Lazard to ask MTI to accelerate its timing for site visits.

Throughout the second half of January 2014 and in early February 2014, as part of Parent’s due diligence investigation, representatives of Parent also visited a number of the Company’s sites in the United States, the United Kingdom, China and South Africa.

On January 24, 2014, MTI responded with selected questions on the Company’s reverse due diligence request list, but did not provide MTI’s financial projections as requested by the Company in order to determine the value of the MTI stock offered as merger consideration. On January 27, 2014, representatives of MTI communicated that MTI was unwilling to provide financial projections until the Company was fully exclusive with MTI.

During the week of January 27, 2014, MTI’s consultants reviewed mining related information at the Company’s office in Belle Fourche, South Dakota, visited the Company’s mines in Colony, Wyoming and conducted a site visit in South Africa. In this same timeframe, Parent conducted site visits at the Company’s facilities in China and the UK.

On January 27, 2014, Mr. Michel and Mr. McKendrick discussed Parent’s intention to submit a firm proposal for the acquisition of the Company on January 29, 2014, the deadline previously communicated to Parent by representatives of Goldman Sachs at the direction of the Company.

On January 29, 2014, Parent submitted a written proposal offering to acquire all of the outstanding shares of the Company for $39.50 per share in cash. Parent’s proposal included a request that the parties enter into exclusive negotiations through February 13, 2014. Parent indicated that it anticipated financing a transaction with cash on hand, through current available credit facilities and an acquisition facility that would be in place at signing. In this regard, Parent also provided the Company with a draft negotiated commitment letter for a bridge loan facility relating to the proposed transaction, and certain other ancillary documentation related to the proposal. In its written proposal Parent indicated its willingness to structure the transaction with a cash tender offer pursuant to Section 251(h) of the DGCL in order to provide value and transaction certainty to the Company’s stockholders.

In the morning of January 30, 2013, Mr. McKendrick contacted Mr. Michel to discuss Parent’s acquisition proposal. Mr. McKendrick expressed that Parent’s proposed price of $39.50 per Share was unlikely to be acceptable to the Company Board. Mr. Michel noted that Parent believed the offer price represented a full and fair valuation of the Company and that Parent was in a position to move quickly towards negotiating and signing a definitive merger agreement with the Company. Mr. McKendrick stated that the Company had an important board meeting later in that same day and that Parent should consider improving its proposal if it wanted to be competitive. At the direction of the Company, representatives of Goldman Sachs thereafter communicated the same message to Morgan Stanley. Mr. Michel informed Mr. McKendrick that the Parent Board or its Strategic Board Committee would need to be reconvened for Parent to consider any improvement in the proposal and that Mr. Michel had final diligence questions he wished to discuss with Mr. McKendrick before re-convening the Parent Board or its Strategic Board Committee.

In the afternoon of January 30, 2014, the Company Board convened a telephonic board meeting to discuss the status of the offers from MTI and Parent and then adjourned its meeting until the following day.

Later on January 30, 2014, at the direction of the Company, representatives of Goldman Sachs informed Morgan Stanley that Parent would need to submit any revised proposal before the Company Board meeting reconvened the next day and that the Company was requesting Parent to provide its best and final value proposal for the Company Board to consider in that meeting.

On January 30, 2014, representatives of MTI confirmed to representatives of the Company that the $41 offer from MTI, comprised of $8.20 in MTI stock and $32.80 in cash, both in terms of value and the consideration mix, was MTI’s best and final offer.

On January 31, 2014, at Mr. Michel’s request, Mr. McKendrick and Mr. Michel met in Paris to discuss certain key issues with the Company’s capital expenditures plan, cash management improvement plans, and retention and incentive arrangements for key managers.

Later on January 31, 2014, Parent submitted a written proposal to the Company offering to acquire all of the outstanding shares of the Company for $41.00 per share in an all-cash transaction, which offer price represented a 20.2% premium over the January 30, 2014 closing price of $34.11 per share. The offer was conditioned on the Company’s entering into exclusive negotiations with Parent for twelve days.

Later on January 31, 2014, the Company Board reconvened its adjourned telephonic board meeting to discuss, consider and receive advice on the best and final proposals received from Parent and MTI. During the meeting, representatives of Goldman Sachs reviewed with the Company Board their updated preliminary financial analysis of the two proposals. Members of the Company Board discussed the request for exclusivity from Parent, noting that Parent’s indication to withdraw its offer if exclusivity were not granted was credible. Members of the Company Board also expressed doubt that MTI would improve its offer in light of the communication from MTI that its most recent offer of a $41.00 cash/stock mix was its best and final. It was also noted that Parent had completed the bulk of its due diligence in an expedient manner, while MTI, despite having had data room access for several weeks, had not made substantial due diligence progress or provided the requested due diligence access to the Company. Following extensive discussion, it was the consensus of the Company Board that the offer from Parent was at a price the Company Board would be willing to accept and that the circumstances justified exclusive negotiations with Parent in light of the risk that Parent would withdraw its offer should exclusivity not be granted. Accordingly, the Company Board instructed its advisors to terminate the modified exclusivity agreement with MTI, which could be terminated on two business days’ notice, and to enter into an exclusivity agreement with Parent.

Later that day, Mr. McKendrick spoke with Mr. Michel and relayed that the Company Board had made the decision to proceed with Parent on an exclusive basis.

Following the meeting of the Company Board on January 31, 2014, a representative of Kirkland & Ellis sent a notice of termination of the modified exclusivity agreement with MTI to a representative of Cravath.

On February 1, 2014, Mr. McKendrick returned a phone call from Mr. Muscari. During the conversation, when asked why the MTI offer was not acceptable to the Company, Mr. McKendrick responded that the Company Board continued to find a partial stock offer inferior to an all-cash offer and that, since the MTI offer was “best and final,” the Company Board determined to proceed towards a definitive agreement with Parent.

On February 1, 2014, Skadden, Arps, Slate, Meagher and Flom LLP (“Skadden”), counsel to Parent, and Kirkland & Ellis negotiated the terms of the exclusivity agreement and a supplemental non-disclosure agreement to be entered into between the parties.

On February 2, 2014, the Company and Parent executed an exclusivity agreement pursuant to which the Company agreed to work and negotiate exclusively with Parent for a period expiring 12 days after the first full day following the date on which the Company delivered a draft merger agreement to Parent. On the same date, the parties also entered into a supplemental non-disclosure agreement. On the same day, the Company suspended MTI’s access to the electronic data room.

On the morning of February 3, 2014, MTI submitted a revised written proposal to acquire all of the outstanding shares the Company’s common stock for $41 per share in cash. The proposal contemplated that the Company’s stockholders would be permitted to elect to receive up to 20% of the consideration in MTI’s stock. In light of the Company’s exclusivity agreement with Parent, a representative of Kirkland & Ellis informed a representative of Cravath that the Company was unable to respond to MTI’s latest proposal.

After the close of business on February 4, 2014, representatives of Kirkland & Ellis sent a draft of the Merger Agreement to representatives of Skadden.

During the afternoon of February 6, 2014, representatives Kirkland & Ellis, Skadden and Parent participated in a conference call to discuss the key issues on the draft Merger Agreement. Following the conference call, the parties agreed that Skadden would provide a revised draft of the Merger Agreement and that the parties would meet the next day to negotiate the agreement.

On the morning of February 7, 2014, representatives of Skadden sent a revised draft of the Merger Agreement to representatives of Kirkland & Ellis. Over the course of the next several days, various drafts of the Merger Agreement, were exchanged between representatives of the Company and Parent.

On February 7 and 8, 2014, representatives of Parent, along with representatives of Skadden and Morgan Stanley, met in Chicago, Illinois with representatives of the Company, Kirkland & Ellis and Goldman Sachs to negotiate the final terms of the Merger Agreement. Negotiations continued telephonically from February 9 to February 11, 2014. During this period, Parent also finalized its due diligence review of the Company.

During the afternoon of February 11, 2014, at a regular meeting of the Company Board in Tampa, Florida, members of the Company Board discussed the outcome of negotiations with Parent. During the meeting, Kirkland & Ellis reviewed with the Company Board its fiduciary duties in the context of a potential acquisition. Also during the meeting, representatives of Goldman Sachs reviewed with the Company Board their financial analysis of the $41.00 per share cash Offer Price and delivered an oral opinion, subsequently confirmed by delivery of a written opinion, dated February 11, 2014, that, as of February 11, 2014 and based upon and subject to the factors and assumptions set forth in the written opinion, the per share Offer Price to be received by the Company’s stockholders (other than Parent and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For more information about the Goldman Sachs opinion, see “—Opinion of Company’s Financial Advisor” beginning on page 23 of this Schedule 14D-9. Representatives of Kirkland & Ellis reviewed in detail with the Company Board the terms of the Merger Agreement. Members of the Company Board discussed the most recent MTI proposal and the status of discussions with MTI. Following extensive discussion, and after considering the foregoing and the factors described under “Reasons for the Recommendation of the Company Board” beginning on page 19 of this Schedule 14D-9, the Company Board unanimously (i) adopted and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of the Company and the stockholders of the Company (other than Parent and its subsidiaries) that the Company enter into the Merger Agreement and consummate the Transactions and that the stockholders of the Company tender their Shares pursuant to the Offer, (iii) declared that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders (other than Parent and its subsidiaries) and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

During the early evening of February 11, 2014, the Company received a letter from MTI restating its proposal to acquire all of the outstanding shares of the Company for $41 per share in cash, subject to completion of its due diligence and the negotiation of mutually satisfactory definitive agreements, and attaching an executed commitment letter for financing from MTI’s lead lender that was subject to due diligence.

Later in the evening on February 11, 2014, the Company, Parent and Purchaser executed the Merger Agreement.

On February 12, 2014, prior to the opening of trading of Parent on the Euronext in Paris, each of Parent and the Company issued a press release to announce that they had signed a definitive merger agreement, and that the Merger Agreement had been unanimously approved by both companies’ boards.

On February 13, 2014, the day after the transaction with Parent and Purchaser was announced, MTI sent a letter to Mr. Hughes and Mr. McKendrick offering, subject to further due diligence, to acquire all of the outstanding shares of the Company for $42 per share in cash.

In accordance with the terms of the Merger Agreement, the Company promptly provided Parent with notice of the proposal from MTI.

Later on February 13, 2014, the Company Board held a telephonic meeting to discuss, consider and obtain advice regarding the letter received from MTI. During the meeting, members of the Company Board, together with representatives of Goldman Sachs and Kirkland & Ellis, reviewed the terms contained in the MTI letter, the terms of the Merger Agreement governing unsolicited acquisition proposals and the Company’s contractual rights and fiduciary duties to respond to the letter from MTI. Following extensive discussion, the Company Board resolved that it had determined (after consultation with representatives of Goldman Sachs and Kirkland & Ellis) that the letter from MTI constituted a bona fide written takeover proposal that could reasonably be expected to lead to a Superior Proposal (as such term is defined in the Merger Agreement). Accordingly, the Company Board instructed its advisors to proceed to engage in further discussions with MTI, subject to the Company’s obligations under the Merger Agreement.

Later on February 13, 2014, in accordance with the Merger Agreement, the Company sent a letter to Parent providing notice of the Company Board’s determination.

Later on February 13, 2014, the Company provided access to its electronic data room to MTI and its representatives.

Over the following days, the Company and its representatives facilitated due diligence by MTI, including by arranging management meetings.

Reasons for the Recommendation of the Company Board

After careful consideration, the Company Board unanimously (i) adopted and declared the advisability of the Transactions, (ii) declared that it is in the best interests of the Company and the stockholders of the Company (other than Parent and its subsidiaries) that the Company enter into the Merger Agreement and consummate the Transactions and that the stockholders of the Company tender their Shares pursuant to the Offer, (iii) declared that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders (other than Parent and its subsidiaries) and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

In determining that the Transactions are in the best interests of the Company and its stockholders, the Company Board consulted with the Company’s senior management, regarding, among other things, the industry, the Company’s business and capital plans, the Company’s prospects as an independent company and operational matters. The Company Board consulted with the Company’s financial advisors regarding the financial aspects of the Transactions, as well as the fairness, from a financial point of view, to the Company’s stockholders of the consideration to be received by such stockholders pursuant to the Transactions, and with its legal counsel regarding the Company Board’s legal duties, the terms of the Merger Agreement and related issues. The Company Board considered a number of factors, and believed that, taken as a whole, the following material factors supported its determination to approve the Transactions:

•	Financial Condition and Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, competitive position, business strategy and strategic options, as well as the Company’s financial prospects if it were to remain as an independent public company based on the Company’s financial projections and its management’s views as to the likelihood of achieving those projections, taking into account risk of execution, as well as business, competitive, industry and market risks. The Company Board also discussed the benefits to the Company’s stockholders of an acquisition and considered its belief that, taking into account the risks referred to above and other uncertainties relating to future execution of the Company’s strategic plan, the value offered to stockholders pursuant to the proposed Transactions is more favorable to the Company’s stockholders than the potential value that could reasonably be expected to have resulted from remaining an independent public company.

•	Cash Consideration; Certainty of Value; Stockholder Liquidity. The Company Board noted that the form of consideration to be paid to holders of Shares in the Transactions is all cash which will provide the Company’s stockholders with immediate value for their Shares, while avoiding the risk of not executing the Company’s long–term business strategy, and while also providing such stockholders with certainty of value for their Shares as compared to consideration payable in stock, in whole or in part, particularly in the absence of a financing condition to the completion of the Transactions.

•	Tender Offer Structure; Speed and Likelihood of Consummation. The Company Board considered the fact that the Offer followed by the second-step Merger for the same cash consideration would likely afford holders of Shares the opportunity to obtain the benefits of the transaction more quickly than in a one-step merger transaction. The Company Board also considered the availability of Section 251(h) under the DGCL, which would permit Imerys and Purchaser to close the Merger without the adoption of the Merger Agreement by the Company’s stockholders, thereby enabling the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduce the uncertainty during the pendency of the Transactions).

•	Trading Price of Shares; Premium to Market Price. The Company Board considered:

•	The historic trading ranges of the Shares and the potential trading range of the Shares;

•	The fact that the Offer Price of $41.00 represented a premium of approximately:

•	13.3% to the closing price of $36.18 per Share as of February 6, 2014;

•	27.1% to the closing price of $32.27 per Share as of October 28, 2013;

•	11.4% to the closing price of $36.80 per Share as of July 23, 2013;

•	4.3% to the closing price of $39.30 per Share as of July 7, 2011;

•	19.0% to the ten-day volume-weighted average trading price per Share as of February 6, 2014 of $34.46; and

•	19.9% to the 30-day volume-weighted average trading price per Share as of February 6, 2014 of $34.19.

•	Extensive Negotiations with Imerys. The Company Board considered the benefits that the Company and its advisors were able to obtain as a result of extensive negotiations with Imerys, including a significant increase in Imerys’ proposal from the time of its initial proposal of $39.50 per Share to the end of the negotiations, and an improvement in certain other terms of the Merger Agreement. The Company Board concluded that the Offer Price provided for in the Merger Agreement reflected the best value that Imerys would be willing to provide at such time.

•	Opinion of Goldman Sachs. The Company Board considered the opinion of Goldman Sachs delivered to the Company Board, that, as of February 11, 2014, and based upon and subject to the factors and assumptions set forth therein, the per share Offer Price to be received by the Company’s stockholders (other than Imerys and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such holders. For more information about the Goldman Sachs opinion see “ — Opinion of the Company’s Financial Advisor” beginning on page 23.

•	Other Transaction Alternatives. The Company Board took into account the fact that MTI had proposed to acquire all of the Company’s outstanding Shares at $41.00 per Share in cash, but that its proposal was subject to the completion of due diligence and other uncertainties, and that further engagement with MTI would put at risk a transaction with Imerys, which was prepared to immediately enter into the Merger Agreement, which is not subject to any financing or due diligence contingency. Other than with respect to MTI, the Company Board considered that it was not aware of any alternative transactions that would be reasonably likely to result in a value to the Company’s stockholders in excess of the value available in a transaction with Imerys. In particular, the Company Board considered the opportunities that it was aware existed for strategic transactions and acquisitions involving companies in the specialty chemicals and minerals industries and the Company in particular. It also considered the results of its outreach to other potentially interested parties. See “ — Background of the Offer” beginning on page 10 for more information. Based on these alternatives, the Company Board concluded that the Offer Price provided for in the Merger Agreement was the highest value that was reasonably available to the Company at such time and that there was no assurance that a more favorable opportunity to sell the Company would arise later.

•	Terms of the Merger Agreement. The Company Board reviewed and considered the terms of the Merger Agreement, including the parties’ respective representations, warranties and covenants, the conditions to their respective obligations to complete the merger and their ability to terminate the Merger Agreement. See “ — Merger Agreement” in Section 12 of the Offer to Purchase, attached as Exhibit (a)(1)(A) to the Schedule TO of Imerys and Purchaser, filed on February 20, 2014, for a detailed discussion of the terms and conditions of the Merger Agreement. In particular, the Company Board considered the following:

•	Conditions to Offer; Likelihood of Closing. The Company Board considered the reasonable likelihood of the completion of the Transactions, including Imerys’ obligations to consummate the Offer, the absence of significant required regulatory approvals (other than U.S. and limited foreign antitrust approvals) and the likelihood that such approvals will be obtained, and the likelihood that the holders of Shares will tender them in the Offer to satisfy the Minimum Condition (as defined in the Merger Agreement).

•	Terms of Imerys’ Financing; Absence of Financing Condition or Limitations of Remedies. The Company Board considered that Imerys’ obligations pursuant to the Merger Agreement are not subject to any financing condition and that Imerys and Purchaser would make representations and warranties in the Merger agreement about their ability to have funds available to complete the Transactions. The Company Board also considered the terms of the financing agreement Imerys had entered into in connection with the Transactions in addition to the terms of, and present borrowing capacity under, Imerys’ existing credit facilities. The Company Board also considered Imerys’ overall financial strength. In addition, the Company Board considered that, if Imerys were unable to complete its proposed financing or an alternative financing, the Company’s remedies against Imerys would include the right to seek to require Imerys to specifically perform its obligation to close the Transactions.

•	Ability to Respond to Certain Unsolicited Acquisition Proposals and Terminate the Merger Agreement. The Company Board considered the provisions in the Merger Agreement that provide for the ability of the Company Board to enter into discussions or negotiations with a person that has made an unsolicited acquisition proposal that the Company Board determines in good faith (after consultation with its outside counsel) constitutes, or could reasonably be expected to lead to, a superior proposal and/or furnish to any such person non-public information relating to the Company, subject to certain restrictions imposed by the Merger Agreement. The Company Board also considered that it would be, subject to restrictions in the Merger Agreement, able to terminate the Merger Agreement to enter into an acquisition agreement with respect to a superior proposal and noted that the exercise of this right would require the Company to pay Imerys a termination fee of $39 million, which is equal to approximately 2.9% of the equity value of the transaction.

•	Appraisal Rights. The Company Board considered the availability of appraisal rights for holders of the Company’s common stock who properly exercise their rights under the DGCL, which would give these stockholders the ability to seek to be paid a judicially determined appraisal of the “fair value” of their shares of common stock following the consummation of the Merger Agreement. See “Appraisal Rights” beginning on page 33 for more information.

The Company Board also identified and considered a number of countervailing factors and risks to the Company and its stockholders relating to the Transactions and the Merger Agreement, including the following:

•	Lack of Participation in the Company’s Potential Upside. The Company Board considered the fact that, if the Transactions are consummated, the Company would no longer exist as an independent company, and the Company’s stockholders would no longer participate in any future growth and profits of the Company. The Company Board concluded that providing the Company’s stockholders the opportunity to sell their Shares at an attractive price currently was preferable to remaining as an independent public company in which the holders of such Shares would only have an uncertain and speculative potential for future gain.

•	Potential Inability to Complete the Transactions. The Company Board considered the possibility that the Transactions may not be completed and the potential adverse consequences to the Company if the Transactions are not completed, including the potential loss of customers, partners and employees, reduction of value offered by others to the Company in a future business combination, and erosion of customer, supplier, partner and employee confidence in the Company. The Company Board considered that such risks were mitigated by certain terms in the Merger Agreement, including the absence of significant required regulatory approvals (other than U.S. and limited foreign antitrust approvals), the absence of any financing condition to Imerys’ obligations to consummate the Transactions and that the Company’s remedies against Imerys include the right to seek to require Imerys to specifically perform its obligation to close the Transactions.

•	Termination Fee; Alternative Acquisition Proposals. The Company Board considered the risk that, although the Company has the right under certain circumstances to enter into discussions or negotiations with a person that has made an unsolicited acquisition proposal and furnish to any such person non-public information relating to the Company, withdraw or modify the recommendation of the Company Board to the Company’s stockholders that they tender their Shares in the Offer or terminate the Merger Agreement, in each case subject to certain restrictions imposed by the Merger Agreement, the provisions of the Merger Agreement may have the effect of discouraging such acquisition proposals and making it less likely that the transactions related to such proposals would be negotiated or pursued, even if potentially more favorable to the Company’s stockholders than the Transactions. In addition, the Company Board considered the provisions of the Merger Agreement that, under specified circumstances relating to the presence of an alternative acquisition proposal or actions that may constitute a change of the recommendation of the Company Board, would require the Company to pay Imerys a termination fee of $39 million. As part of these considerations, the Company Board also considered the results of its outreach to other potentially interested parties, and the non-binding and conditioned offer by MTI to acquire all of the Company’s outstanding Shares for $41 in cash.

•	Interim Operating Covenants. The Company Board considered the limitations imposed by the Merger Agreement on the conduct of the Company’s business during the pendency of the Transactions and the fact that these covenants may limit the Company’s ability to pursue business opportunities that may arise or take other actions it would otherwise take with respect to the operations of the Company during the pendency of the Transactions.

•	Taxability. The Company Board considered that the Transactions will generally be a taxable transaction to stockholders for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a summary of certain U.S. federal income tax consequences of the Transactions to the Company’s stockholders.

•	Interests of the Company’s Directors and Executive Officers. The Company Board considered the potential additional or different interests of the Company’s directors and executive officers, as described in the section entitled “Arrangements between the Company and its Executive Officers, Directors and Affiliates” beginning on page 4.

•	Diversion of Management. The Company Board considered the possible diversion of management’s time and attention from the Company’s ongoing business due to the substantial time and effort necessary to complete the Transactions.

The Company Board concluded that the potentially negative factors associated with the Transactions were outweighed by the benefits that it expected the Company’s stockholders would receive as a result of the Transactions. For the reasons described above, the Company Board unanimously approved the Transactions and recommended that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

The preceding discussion of the information and factors considered by the Company Board is not intended to be exhaustive but includes the material factors considered by the Company Board. In view of the complexity and wide variety of factors considered by the Company Board in connection with its evaluation of the Transactions, the Company Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the Company Board may have given different weight to different factors. The Company Board considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

Opinion of the Company’s Financial Advisor

Goldman Sachs delivered its opinion to the Company Board that, as of February 11, 2014 and based upon and subject to the factors and assumptions set forth therein, the $41.00 in cash per share to be paid to holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated February 11, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Company Board in connection with its consideration of the transaction. The Goldman Sachs opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2012;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs’ use by the Company, which we refer to in this section as the Forecasts.

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the specialty chemicals industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs, with the Company’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the Company’s consent that the Forecasts had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation, appraisal or geological or technical assessment of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and Goldman Sachs was not furnished with any such evaluation, appraisal or geological or technical assessment. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on the expected benefits of the transaction in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs has assumed that the transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to Goldman Sachs’ analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the transaction, or the relative merits of the transaction as compared to any strategic alternatives that may be available to the Company, including a non-binding proposal by a third party to acquire all of the outstanding Shares for consideration per share with stated value equal to the $41.00 in cash per share to be paid pursuant to the merger agreement; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date of the opinion, of the $41.00 in cash per share to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs does not express any view on, and Goldman Sachs’ opinion does not address, any other term or aspect of the Merger Agreement or transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the transaction, including the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the transaction, whether relative to the $41.00 in cash per share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs does not express any opinion as to the impact of the transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of Goldman Sachs’ opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Company Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 6, 2014, and is not necessarily indicative of current market conditions.

Implied Premium Based on Historical Stock Price Analysis. Goldman Sachs reviewed the historical trading prices for Shares for the three years ending on February 6, 2014. Goldman Sachs compared the $41.00 in cash per share proposed to be paid pursuant to the Merger Agreement in relation to the closing price for Shares as of February 6, 2014, October 28, 2013 (one day prior to the Company’s receipt of a non-binding acquisition proposal by a third party), July 23, 2013 (the highest closing price for the 52 week period ended on February 6, 2014), July 7, 2011 (the highest closing price for the three-year period ended on February 6, 2014) and the ten-day and thirty-day volume-weighted average trading prices for Shares as of February 6, 2014.

The $41.00 in cash per share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement represented:

•	a premium of 13.3% to the closing price of $36.18 per Share as of February 6, 2014;

•	a premium of 27.1% to the closing price of $32.27 per Share as of October 28, 2013;

•	a premium of 11.4% to the closing price of $36.80 per Share as of July 23, 2013;

•	a premium of 4.3% to the closing price of $39.30 per Share as of July 7, 2011;

•	a premium of 19.0% to the ten-day volume-weighted average trading price per Share as of February 6, 2014 of $34.46; and

•	a premium of 19.9% to the 30-day volume-weighted average trading price per Share as of February 6, 2014 of $34.19.

Implied Multiples Analysis. Based on information obtained from Bloomberg, estimates from the Institutional Brokers’ Estimate System, which we refer to in this section as IBES, and the Forecasts, Goldman Sachs performed certain analyses and calculated certain financial multiples for the Company based on the closing price of $36.18 per Share as of February 6, 2014 and the $41.00 in cash per share to be paid pursuant to the Merger Agreement. Goldman Sachs first calculated the implied market capitalization of the Company by multiplying the February 6, 2014 closing price by the assumed number of total Shares as of January 31, 2014 (including 32.5 million Shares, 1.0 million options with a weighted average strike price of $27.11 per Share, 0.4 million stock appreciation rights with a weighted average strike price of $26.91 per Share and 0.1 million restricted stock units per management of the Company). Goldman Sachs then calculated the implied enterprise value of the Company, which is the market capitalization of the Company plus the book value of debt less cash and cash equivalents and minority interests, by adding the implied market capitalization to the assumed amount of the Company’s net debt (including minority interests) of $198 million as of December 31, 2013 per management of the Company. Goldman Sachs then calculated such implied enterprise value as a multiple of the Company’s estimated earnings before interest, taxes and depreciation and amortization (which we refer to in this section as EBITDA) for the 2014 and 2015 calendar years based on the Forecasts and IBES estimates, respectively, and as a multiple of the Company’s EBITDA for the 2013 calendar year, such 2013 EBITDA adjusted for $61.6 million of non-recurring charges per Company management. Based on the same methodologies, Goldman Sachs also calculated the implied enterprise value based on the $41.00 in cash per share to be paid pursuant to the Merger Agreement as a multiple of the Company’s estimated EBITDA for the 2014 and 2015 calendar years based on the Forecasts and IBES estimates, respectively, and as a multiple of the Company’s adjusted EBITDA for the 2013 calendar year. The following table presents the results of Goldman Sachs’ analysis:

Implied enterprise value as a multiple of EBITDA
	$36.18 per Share as of February 6, 2014	$41.00 per Share
Adjusted 2013A	9.3x	10.3x
2014E (per Forecasts)	8.1x	9.1x
2015E (per Forecasts)	7.5x	8.4x
2014E (per IBES estimates)	8.5x	9.6x
2015E (per IBES estimates)	8.1x	9.1x

Goldman Sachs also calculated the implied estimated price-to-earnings ratios of the Company based on each of the $36.18 February 6, 2014 closing price and the $41.00 in cash per share to be paid pursuant to the Merger Agreement by dividing the respective share prices by the estimated earnings per Share of the Company for the 2014 and 2015 calendar years based on the Forecasts and IBES estimates, respectively, and by the Company’s earnings per Share for the 2013 calendar year, such 2013 earnings per Share adjusted for $0.96 of the same non-recurring charges referenced above per Company management. The following table presents the results of Goldman Sachs’ analysis:

Implied price-to-earnings ratio
	$36.18 per Share as of February 6, 2014	$41.00 per Share
Adjusted 2013A	18.0x	20.4x
2014E (per Forecasts)	16.5x	18.6x
2015E (per Forecasts)	14.7x	16.6x
2014E (per IBES estimates)	15.9x	18.1x
2015E (per IBES estimates)	14.8x	16.7x

Public Trading Multiples Analysis. Goldman Sachs reviewed and compared certain financial information, ratios and multiples for the Company to corresponding financial information, ratios and multiples for Parent and the following publicly traded corporations in the mid-cap specialty and oilfield services sectors, respectively.

Mid-cap specialty:

• A. Schulman, Inc.	• Ferro Corporation

• Albemarle Corporation	• H.B. Fuller Company

• Ashland Inc.	• Innophos Holdings, Inc.

• Cabot Corporation	• Innospec Inc.

• Chemtura Corporation	• Koppers Holdings Inc.

• Cytec Industries Inc.	• PolyOne Corporation

Oilfield services:

• Baker Hughes Incorporated	• Schlumberger N.V. (Schlumberger Limited)

• Basic Energy Services, Inc.	• Superior Energy Services, Inc.

• Halliburton Company	• TETRA Technologies, Inc.

• Key Energy Services, Inc.	• Weatherford International Ltd.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Goldman Sachs calculated and compared various financial multiples and ratios based on the Forecasts and information it obtained from IBES estimates and Bloomberg. Goldman Sachs calculated the implied enterprise value as a multiple of estimated EBITDA for the Company and Parent and, with respect to the selected companies, the median implied enterprise value as a multiple of estimated EBITDA, in each case for the 2014 and 2015 calendar years, and as a multiple of EBITDA for the 2013 calendar year. The following table presents the results of Goldman Sachs’ analysis:

Enterprise value as a multiple of EBITDA:
	$36.18 per Share as of February 6, 2014	$41.00 per Share	Parent	Mid-Cap Specialty (Median)	Oilfield Services (Median)
2013A	9.3x	10.3x	9.0x	9.3x	7.1x
2014E (per Forecasts)	8.1x	9.1x
2015E (per Forecasts)	7.5x	8.4x
2014E (per IBES estimates)	8.5x	9.6x	8.5x	7.9x	5.7x
2015E (per IBES estimates)	8.1x	9.1x	8.0x	7.2x	4.9x

Goldman Sachs also calculated the implied estimated price-to-earnings ratio for the Company and Parent and, with respect to the selected companies, the median implied estimated price-to-earnings ratio, in each case for the 2014 and 2015 calendar years, and for the 2013 calendar year. The following table presents the results of Goldman Sachs’ analysis:

Implied price-to-earnings ratio:
	$36.18 per Share as of February 6, 2014	$41.00 per Share	Parent	Mid-Cap Specialty (Median)	Oilfield Services (Median)
2013A	18.0x	20.4x	15.6x	17.1x	16.8x
2014E (per Forecasts)	16.5x	18.6x
2015E (per Forecasts)	14.7x	16.6x
2014E (per IBES estimates)	15.9x	18.1x	14.5x	14.3x	13.1x
2015E (per IBES estimates)	14.8x	16.7x	12.9x	12.5x	10.7x

Goldman Sachs also calculated the implied enterprise value as a multiple of estimated EBITDA and the implied estimated price-to-earnings ratios for each of the selected companies for the 2014 calendar year based on Bloomberg market date and IBES estimates. The following table presents the results of Goldman Sachs’ analysis:

Mid-Cap Specialty Comparables
	Company	A. Schulman, Inc.	Albemarle Corporation	Ashland Inc.	Cabot Corporation	Chemtura Corporation	Cytec Industries Inc.	Ferro Corporation	H.B. Fuller Company	Innophos Holdings, Inc.	Innospec Inc.	Koppers Holdings Inc.	PolyOne Corporation
2014E EV/EBITDA:	8.5x	7.8x	9.6x	7.9x	7.8x	7.9x	9.4x	7.7x	9.0x	7.2x	7.5x	6.3x	8.8x
2014E P/EPS	15.9x	14.5x	14.1x	13.5x	12.8x	18.4x	15.6x	17.1x	14.5x	13.0x	10.9x	11.7x	19.7x

Oilfield Services Comparables
	Company	Baker Hughes Incorporated	Basic Energy Services, Inc.	Halliburton Company	Key Energy Services, Inc.	Schlumberger N.V.	Superior Energy Services, Inc.	TETRA Technologies, Inc.	Weatherford International Ltd.
2014E EV/EBITDA:	8.5x	6.1x	5.3x	6.6x	5.5x	8.7x	4.5x	5.5x	5.8x
2014E P/EPS	15.9x	14.4x	NM	12.8x	32.8x	15.5x	13.1x	11.5x	12.4x

Based on its review of the foregoing calculations and applying its professional judgment, using the 2014 estimated EBITDA and earnings per Share of the Company from the Forecasts and applying illustrative enterprise value to 2014 estimated EBITDA multiples of 7.5x to 9.0x and illustrative price-to-earnings ratios from 12.0x to 16.0x, Goldman Sachs calculated ranges of illustrative values per Share from $33 to $41 and $26 to $35, respectively.

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed analyses of the present value of the illustrative future price per Share at the year-end of each of the calendar years 2013 through 2017 using one-year forward EBITDA and earnings estimates based on the Forecasts for the calendar years 2014 through 2018, respectively. Goldman Sachs first calculated illustrative enterprise values of the Company at the year-end of each of the calendar years 2013 through 2017 by multiplying the respective one-year forward EBITDA estimates for the calendar years 2014 through 2018 by one-year forward enterprise value to EBITDA multiples ranging from 7.5x to 8.5x. Goldman Sachs then subtracted the assumed amount of net debt as of the relevant year-end per the Forecasts from the illustrative enterprise values in order to calculate the implied future equity values. The implied future equity values in turn were divided by the projected year-end number of fully diluted Shares outstanding based on information provided by the Company’s management. Goldman Sachs also calculated illustrative implied future values per Share based on price-to-earnings ratios by multiplying the respective one-year forward earnings estimates for the calendar years 2014 through 2018 per the Forecasts by price-to-earnings ratios ranging from 12.0x to 16.0x and dividing such results by the projected year-end number of fully diluted Shares outstanding based on information provided by the Company’s management. In each case, Goldman Sachs then calculated the present values of the implied per Share future values for Shares by discounting the implied per Share future values to December 31, 2013, using a discount rate of 12.0% per annum for the applicable time periods, reflecting an estimate of the Company’s cost of equity. The following table presents the results of Goldman Sachs’ analysis:

Year	Implied Present Value Per Share Based on Illustrative Enterprise Value to Forward EBITDA Multiple of 7.5x to 8.5x	Implied Present Value Per Share Based on Illustrative Price-to-Earnings Ratio of 12.0x to 16.0x
YE2013	$33 – $38	$26 – $35
YE2014	$33 – $38	$27 – $36
YE2015	$34 – $39	$29 – $38
YE2016	$36 – $41	$30 – $40
YE2017	$36 – $41	$31 – $40

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis for the Company based on the Forecasts to determine a range of per Share equity values for the Company. Goldman Sachs conducted its discounted cash flow analysis using estimated unlevered free cash flows (calculated as after-tax earnings before interest plus depreciation and amortization less increases in working capital or plus any decrease in working capital, less capital expenditures) for the Company for the calendar years ending 2014 through 2018. The unlevered free cash flows were discounted to December 31, 2013 by assuming mid-year convention and using illustrative discount rates ranging from 9.5% to 11.5% reflecting estimates of the Company’s weighted average cost of capital. Goldman Sachs then calculated an illustrative range of terminal values as of December 31, 2018 for the Company using the perpetuity growth method and applying illustrative perpetuity growth rates ranging from 3.0% to 5.0%. Goldman Sachs then discounted these illustrative terminal values using the range of illustrative discount rates, as described above. Goldman Sachs then aggregated the present values of the illustrative terminal values with the present values of the illustrative cash flows for each of the calendar years ending 2014 through 2018 and subtracted the assumed amount of the Company’s net debt as of December 31, 2013 to calculate the present values of illustrative equity values of the Company as of December 31, 2013. Goldman Sachs then divided such present values of illustrative equity values by the number of Shares on a fully diluted basis to calculate the illustrative per Share equity values. This analysis resulted in a range of illustrative value indications of $26 to $50 per Share.

Illustrative Leveraged Buyout Analysis. Goldman Sachs performed an illustrative leveraged buyout analysis to determine the range of prices per Share a financial buyer would be willing to pay to acquire the Company on a stand-alone basis. For purpose of this analysis, Goldman Sachs assumed a transaction date of December 31, 2013, a target exit date of December 31, 2018, an internal rate of return ranging from 15.0% to 25.0% to be realized upon exit, an exit enterprise value to EBITDA multiple ranging from 7.5x to 9.5x, a hypothetical bank loan of $460 million at an interest rate of LIBOR plus 3.75% per annum and hypothetical senior notes with a principal amount of $380 with an interest rate of 7.5% per annum, $198 million of net debt (including minority interests) outstanding (assumed to be replaced by the hypothetical bank loan and senior notes), 33.0 million fully diluted Shares outstanding and a tax rate of 28%. Based on these assumptions, Goldman Sachs derived illustrative per Share purchase prices ranging from $30 to $44.

Summary of Selected Precedent Transactions. Goldman Sachs reviewed certain information relating to the following selected transactions in the mid-cap specialty and oilfield services sectors.

Announcement Date	Acquiror	Target	Transaction Value as a Multiple of EBITDA
July 11, 2008	Ashland Inc.	Hercules Incorporated	9.5x
February 16, 2011	Clariant AG	Süd-Chemie AG	9.2x
March 14, 2011	Berkshire Hathaway Inc.	Lubrizol Corporation	7.5x
July 11, 2011	Lonza Group Ltd.	Arch Chemicals, Inc.	10.5x
July 20, 2011	Ecolab Inc.	Nalco Holding Company	11.3x
October 3, 2011	PolyOne Corporation	ColorMatrix Group, Inc.	12.1x
December 15, 2011	Apollo Global Management, LLC	Taminco Group Holdings	10.5x
January 27, 2012	Eastman Chemical Company	Solutia Inc.	9.3x
June 21, 2012	Cabot Corporation	Norit N.V.	12.0x
August 30, 2012	The Carlyle Group L.P.	DuPont Performance Coatings	7.8x
October 12, 2012	Ecolab Inc.	Champion Technologies, Inc.	11.4x
November 7, 2012	Gulf Oil Corporation	Houghton International Inc.	7.9x
March 4, 2013	A. Schulman, Inc.	Ferro Corporation	9.4x
October 7, 2013	Solvay S.A.	Chemlogics Group, LLC	8.7x
October 11, 2013	Platform Acquisition Holdings Ltd.	MacDermid Group Inc.	11.1x
October 11, 2013	W. R. Grace & Co.	Dow Polypropylene Licensing & Catalysts	10.0x

For each of the above selected transactions, Goldman Sachs calculated and compared, based on information it obtained from Bloomberg, SEC filings and company websites the implied enterprise value as a multiple of EBITDA (based on the latest publicly available financial information as of the date on which such selected transaction was announced). While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s operations, market size, industry and product profile. Goldman Sachs then calculated a median implied enterprise value as a multiple of EBITDA for these selected transactions of 9.8x. Based on its review of the foregoing calculations and applying its professional judgment, Goldman Sachs applied enterprise value/EBITDA multiples ranging from 9.0x to 11.0x to the Company’s adjusted EBITDA for 2013 per the Forecasts to derive a range of illustrative enterprise values of the Company. By subtracting the Company’s net debt (including minority interests) of $198 million as of December 31, 2013 from these illustrative enterprise values and dividing the results by the total number of fully diluted Shares, Goldman Sachs derived illustrative implied values per Share ranging from $35 to $44.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Company Board as to the fairness from a financial point of view of the $41.00 in cash per share to be paid to holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those projections.

The consideration to be paid pursuant to the Merger Agreement was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

As described above, Goldman Sachs’ opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including Groupe Bruxelles Lambert SA, a significant shareholder of Parent (“GBL”), or any currency or commodity that may be involved in the transaction contemplated by the Merger Agreement for the accounts of Goldman Sachs and its affiliates and employees and their customers. During the two year period ended February 11, 2014, Goldman Sachs had not been engaged by the Company, Parent, GBL or their respective affiliates to provide financial advisory or underwriting services for which the Investment Banking Division of Goldman Sachs has received compensation. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the transaction. Goldman Sachs has provided certain investment banking services to GBL and its affiliates from time to time. Goldman Sachs may also in the future provide investment banking services to the Company, Parent, GBL and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The Company Board selected Goldman Sachs as their financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement, dated November 11, 2013, the Company engaged Goldman Sachs to act as exclusive financial advisor to the Company Board in connection with the transaction. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $15.5 million, all of which is contingent upon consummation of the Offer, and the Company has agreed to reimburse certain of Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement.

Intent to Tender.

To the knowledge of the Company, each executive officer and director of the Company currently intends to tender or cause to be tendered, pursuant to the Offer, all Shares held of record or beneficially owned by such executive officer or director.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Pursuant to a letter agreement, dated November 11, 2013, the Company engaged Goldman Sachs to act as exclusive financial advisor to the Company’s board of directors in connection with the transaction. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $15.5 million, all of which is contingent upon consummation of the Offer, and the Company has agreed to reimburse certain of Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement. Additional information pertaining to the retention of Goldman Sachs is set forth in Item 4. “ — Opinion of the Company’s Financial Advisor” and “ — Background of the Offer” above.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders on its behalf with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Jay D. Proops	2/3/14	4,000	$24.25	Shares acquired pursuant to exercise of Options, without resale of stock.

Paul C. Weaver	2/3/14	4,000	$24.25	Shares acquired pursuant to exercise of Options, without resale of stock.

Clarence O. Redman	2/3/14	4,000	$24.25	Shares acquired pursuant to exercise of Options, without resale of stock.

Dale E. Stahl	2/3/14	4,000	$24.25	Shares acquired pursuant to exercise of Options, without resale of stock.

John Hughes	2/3/14	4,000	$24.25	Shares acquired pursuant to exercise of Options, without resale of stock.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated elsewhere in this Schedule 14D-9 (including in the exhibits and annexes hereto), the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

The Company has agreed to certain restrictions, subject to certain exceptions described below, on its ability to solicit, initiate or encourage an alternative acquisition proposal, to furnish any person with non-public information about the Company or to enter into or participate in discussions or negotiations regarding an alternative acquisition proposal. These restrictions will continue until the earlier to occur of the termination of the

Merger Agreement pursuant to its terms and the time at which the Offer is consummated. Notwithstanding this limitation, prior to any acceptance by the Purchaser of Shares pursuant to the Offer, the Company may under certain circumstances provide information to third parties and participate in discussions and negotiations with respect to any unsolicited alternative acquisition proposal that the Company Board has determined constitutes or could reasonably be expected to lead to a “Superior Proposal” (which is generally defined to refer to a bona fide written acquisition proposal that the Company Board determines, in its good faith judgment, after consultation with its outside legal counsel and financial advisor, is (i) more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by the Merger Agreement, taking into account all legal, financial, regulatory and other factors, and (ii) is reasonably likely to be consummated). The information set forth in the Offer to Purchase in Section 13 under the heading “Purpose of the Offer; No Stockholder Approval; Plans for AMCOL” is incorporated herein by reference.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information to be Furnished.

Stockholder Approval Not Required

Imerys and Purchaser have advised the Company that neither Imerys nor Purchaser is, or at any time during the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. If the Offer is consummated, the Company does not anticipate seeking the adoption of the Merger Agreement by, or any other action of, the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without any action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the Company’s stockholders to adopt the Merger Agreement or take any other action, in accordance with Section 251(h) of the DGCL.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex C, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who tender Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price.

This summary of appraisal rights under the DGCL is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex C.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time and who (i) did not tender such Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, as determined by such court. Any such judicial determination of the “fair value” of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the “fair value” could be greater than, less than or the same as the Offer Price or the merger consideration. Moreover, the Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Merger.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, and 20 days after the date of mailing of this notice (which date of mailing is February 20, 2014), deliver to the Company at the address indicated below, a demand in writing for appraisal of such Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:

AMCOL International Corporation

2870 Forbs Avenue

Hoffman Estates, Illinois 60192

(847) 851-1500

Attention: General Counsel

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Imerys will cause the Surviving Corporation to deliver an additional notice of the effectiveness date of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within ten days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effectiveness date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the merger consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the merger consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Imerys nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Imerys and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the merger consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the merger consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the merger consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered in the Merger within 60 days after the Effective Time.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66  2⁄3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Company Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the Company Board has exempted the Company from any other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation that may be applicable to the Merger Agreement, the related agreements and the Merger and the related transactions.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Imerys or any of its affiliates and the Company, each of Imerys and the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Imerys might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Imerys might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or completing the Offer or the Merger. In such case, Imerys may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals.

Antitrust Approvals

The Company and Imerys are both active in countries around the world where merger regulations may require that transactions involving parties that meet or exceed certain sales and/or assets thresholds must be notified for review under antitrust laws

United States:

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Imerys by virtue of the Purchaser’s acquisition of Shares in the Offer (and the Merger).

Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by Imerys of its Premerger Notification and Report Form with respect to the Offer, unless Imerys receives a Request For Additional Information and Documentary Material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Imerys. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday, or federal holiday. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Imerys’ consent. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration. Complying with a Request For Additional Information and Documentary Material may take a significant amount of time.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of Imerys’ proposed acquisition of Shares pursuant to the Offer. At any time before or after Imerys’ acquisition of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Imerys or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the completion of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Each of the Company, Imerys and Purchaser will file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer.

Other jurisdictions:

Based on a review of the information currently available relating to the countries and businesses in which Imerys and the Company are engaged, Imerys and Purchaser believe that mandatory antitrust merger control notification filings should also be made in China, Germany, South Africa, South Korea and Ukraine with the respective national antitrust authorities of these countries (the Ministry of Commerce (“MOFCOM”) in China, the Federal Cartel Office (the “FCO”) in Germany, the Competition Commission (the “CC”) in South Africa, the Korean Fair Trade Commission (the “KFTC”) in South Korea, and the Anti-monopoly Committee (the “AMC”) in Ukraine). However, only authorizations by the relevant merger control authorities in China, Germany and South Africa are conditions to the Offer in the Merger Agreement.

Apart from South Korea where a notification can be submitted post-closing, all other notifications are required to be submitted pre-closing of the Merger. The Company intends to submit its applications on the proposed acquisition of the Company and the Merger to MOFCOM, the FCO, the CC and the AMC, as promptly as reasonably practicable after the date hereof.

Under Chinese law, once MOFCOM accepts the notification as complete and starts the formal review period, it has 30 calendar days to review the application from the date of a complete notification. MOFCOM may then take an additional 90 calendar days to further investigate the merits of the acquisition, and may extend this review period by 60 additional calendar days.

Under German law, the FCO has one month to review the application from the date of a complete notification. The FCO may take an additional three months to further investigate the merits of the acquisition.

Under South African law, for an “intermediate” merger, the CC has 20 business days to review the application from the date of a case number has been issued. The CC may take an additional 40 business days to further investigate the merits of the acquisition.

Under South Korean law, for a post-closing filing, the KFTC has 30 calendar days to perform a substantive review of the acquisition.

Under Ukrainian law, the AMC has a 15-day period to review the application for completeness and an additional 30-day period for review of the acquisition. The AMC may take an additional three months to further investigate the merits of the acquisition.

In any case, the relevant merger control authorities may give their authorization before the end of the waiting periods as described above.

The Company cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Golden Parachute Payments.

Pursuant to Item 402(t) of Regulation S-K, the Company is required to provide certain information about “golden parachute payments.” That information is set forth in Item 3 of this Schedule 14D-9 and is incorporated herein by reference.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013.

Financial Projections.

The Company generally does not make forecasts as to future performance, earnings or other results publicly available in the ordinary course of business due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, the Company is including certain unaudited prospective financial information in this Schedule 14D-9 to provide the Company’s stockholders access to a summary of certain non-public unaudited prospective financial information that was made available to the Company Board, Goldman Sachs, Imerys and Purchaser. The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of such information should not be regarded as an indication that any of the Company, its financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. The unaudited prospective financial information is not included in this Schedule 14D-9 in order to influence any stockholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares in the Offer or whether to seek appraisal rights with respect to the Shares.

While presented with numerical specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to matters such as industry performance and competition, general business, economic and geopolitical conditions and additional matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The unaudited prospective financial information was, in general, prepared primarily for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The Company’s stockholders are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to the Company’s business. See Item 8 under the heading “Additional Information — Forward-Looking Statements.” The unaudited prospective financial information was not prepared with a view toward complying with United States generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the Company’s independent registered public accounting firm contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 relates to the Company’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events actually occurring after the date it was prepared.

The following table presents selected unaudited prospective financial information for the fiscal years ending 2013 through 2018, which information summarizes information that was provided by the Company’s management to the Company Board, Goldman Sachs, Imerys and Purchaser. Only one set of financial projections was provided by Company management to such persons, and all such persons received the same set of financial projections.

Fiscal Year End	2013 (1)	2014	2015	2016	2017	2018
Revenue	$1,013	$1,104	$1,134	$1,220	$1,324	$1,412
EBITDA	$150	$172	$186	$209	$236	$258
EPS	$2.01	$2.20	$2.47	$2.85	$3.31	$3.69
Capital Expenditures	$—	$86	$88	$85	$91	$97
Increase in Net Working Capital	$—	$(1)	$11	$23	$27	$24

(1)	PF 2013A EBITDA reflects adjustments of $61.6mm non-recurring charges related to South Africa impairment, Spain impairment, restructuring, Malaysia project adjustments, accounts receivables write-off, auditors expense associated with restatement and U.S. stock drying associated with inventory adjustment. PF 2013A EPS reflects adjustments of $0.96

The Company’s filings with the SEC are available at www.sec.gov. No representation is made by the Company or any other person to any stockholder of the Company regarding the ultimate performance of the Company compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this Schedule 14D-9 should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and they should not be relied on as such. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, the Company’s stockholders are cautioned not to place undue, if any, reliance on such financial information.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein contain certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of Imerys and the Company to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of the Company detailed in its filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2012. The reader is cautioned not to rely unduly on these forward-looking statements. Imerys and the Company expressly disclaim any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9. Material to be Filed as Exhibits.

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase dated February 20, 2014 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Imerys and Purchaser filed on February 20, 2014).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of Imerys and Purchaser filed on February 20, 2014).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of Imerys and Purchaser filed on February 20, 2014).

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of Imerys and Purchaser filed on February 20, 2014).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of Imerys and Merger Sub filed on February 20, 2014).

(a)(1)(F)	Press Release by the Company dated February 12, 2014 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on February 12, 2014).

(a)(1)(G)	Communication by Imerys dated February 12, 2014 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO on February 12, 2014).

(a)(1)(H)	Form of Summary Advertisement published in The New York Times on February 20, 2014 (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO of Imerys and Purchaser filed on February 20, 2014).

(a)(2)	Letter to the Company’s stockholders communicating the Company Board’s recommendation, dated February 20, 2014 (attached hereto as Annex A).

(a)(5)(A)	Written public communication by the Company communicating the acquisition proposal from Minerals Technologies Inc. dated February 13, 2014 (incorporated by reference to the Solicitation/Recommendation Statement (Pre-Commencement Communication) on Schedule 14D-9C filed on February 14, 2014).

(a)(5)(E)	Opinion of Goldman, Sachs & Co. dated February 11, 2014 (attached hereto as Annex B).

(e)(1)	Agreement and Plan of Merger dated February 11, 2014 among the Company, Imerys and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on February 12, 2014).

(e)(2)	Confidentiality Agreement dated December 12, 2013 between the Company and Imerys (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO of Imerys and Purchaser filed on February 20, 2014).

(e)(3)	Amendment to the Confidentiality Agreement, dated February 2, 2014 between the Company and Imerys (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO of Imerys and Purchaser filed on February 20, 2014).

(e)(4)	Exclusivity Agreement dated February 2, 2014 between the Company and Imerys.*

(e)(5)	CIC Agreement, dated March 11, 2011, between the Company and Gary L. Castagna (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Company on March 16, 2011).

(e)(6)	CIC Agreement, dated March 11, 2011, between the Company and Michael Johnson (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Company on March 16, 2011).

(e)(7)	CIC Agreement, dated March 11, 2011, between the Company and Ryan F. McKendrick (incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed by the Company on March 16, 2011).

(e)(8)	CIC Agreement, dated March 11, 2011, between the Company and Donald Pearson (incorporated herein by reference to Exhibit 10.4 to the Form 8-K filed by the Company on March 16, 2011).

(e)(9)	CIC Agreement, dated February 28, 2012, between the Company and James W. Ashley (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Company on February 28, 2012).

(e)(10)	CIC Agreement, dated February 28, 2012, between the Company and Patrick E. Carpenter (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Company on February 28, 2012).

(e)(11)	Form of Restricted Stock Award Agreement (incorporated by reference to the Company’s Form 10-K for the year ended December 31, 2009).

(e)(12)	Form of Option Award Agreement (incorporated by reference to the Company’s Form 8-K filed on May 7, 2010).

(e)(13)	Performance based Restricted Stock Form Award Agreement (incorporated by reference to the Company’s Form 8-K filed on February 14, 2011).

(e)(14)	Form of Restricted Stock Unit Award Agreement.*

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCOL INTERNATIONAL CORPORATION

By:	/s/ Ryan F. McKendrick
Ryan F. McKendrick President and Chief Executive Officer

February 20, 2014

ANNEX A

February 20, 2014

Dear Stockholder:

We are pleased to inform you that, on February 11, 2014, AMCOL International Corporation (“AMCOL”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Imerys SA (“Imerys”) and Imerys Minerals Delaware, Inc. (“Purchaser”), an indirect wholly owned subsidiary of Imerys. In accordance with the Merger Agreement, Purchaser has today commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of our common stock, par value $0.01 per share (the “Shares”), at a price per Share of $41.00, net to the seller in cash, without interest (the “Offer Price”) and subject to any withholding of taxes required by applicable law.

If successful, the Offer will be followed by the merger of Purchaser with and into AMCOL, with AMCOL surviving the merger as the surviving corporation and an indirect wholly owned subsidiary of Imerys (the “Merger”). In the Merger, each Share then outstanding (other than (i) Shares then owned by AMCOL, Imerys or Purchaser and (ii) Shares that are held by any stockholder who properly demands appraisal in connection with the Merger) will cease to be issued and outstanding, will be canceled, will cease to exist and will be converted into the right to receive an amount in cash equal to the same amount in cash per Share that is paid pursuant to the Offer, without interest, less any applicable withholding taxes.

The Board of Directors of AMCOL (the “Board”) unanimously: (i) adopted and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the Offer, the Merger and the other transactions contemplated by this Agreement, collectively, the “Transactions”), (ii) declared that it is in the best interests of AMCOL and the stockholders of AMCOL (other than Imerys and its subsidiaries) that AMCOL enter into the Merger Agreement and complete the Transactions and that the stockholders of AMCOL tender their shares of AMCOL common stock pursuant to the Offer, (iii) declared that the terms of the Offer and the Merger are fair to AMCOL and AMCOL’s stockholders (other than Imerys and its subsidiaries) and (iv) resolved to recommend that AMCOL’s stockholders accept the Offer and tender their shares of AMCOL common stock pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accompanying this letter is (i) a copy of AMCOL’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated February 20, 2014, which sets forth the terms and conditions of the Offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your Shares pursuant to the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 12:00 midnight, New York City time, on March 20, 2014, unless extended.

Sincerely,

/s/ Ryan F. McKendrick
Ryan F. McKendrick

President and Chief Executive Officer

1

ANNEX B

PERSONAL AND CONFIDENTIAL

February 11, 2014

Board of Directors

AMCOL International Corporation

2870 Forbs Avenue,

Hoffman Estates, IL 60192

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Imerys SA (“Imerys”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of AMCOL International Corporation (the “Company”) of the $41.00 in cash per Share (the “Consideration”) to be paid to such holders of Shares pursuant to the Agreement and Plan of Merger, dated as of February 11, 2014 (the “Agreement”), by and among Imerys, Imerys Minerals Delaware, Inc., a wholly owned subsidiary of Imerys (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay the Consideration for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Imerys or Acquisition Sub, Shares owned by the Company as treasury stock and Shares which are held by a stockholder who is entitled to demand and properly demands appraisal of such shares) will be converted into the right to be paid the Consideration.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Imerys, any of their respective affiliates and third parties, including Groupe Bruxelles Lambert SA, a significant shareholder of Imerys (“GBL”), or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for the accounts of Goldman, Sachs & Co. and its affiliates and employees and their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Tender Offer, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to affiliates of GBL from time to time. We may also in the future provide investment banking services to the Company, Imerys, GBL and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2012; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the specialty chemicals industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

Board of Directors

AMCOL International Corporation

February 11, 2014

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation, appraisal or geological or technical assessment of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation, appraisal, geological or technical assessment. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company, including a non-binding proposal by a third party to acquire all of the Shares for consideration per Share with stated value equal to the Consideration; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Imerys and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than Imerys and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Imerys or the ability of the Company or Imerys to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than Imerys and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

ANNEX C

GENERAL CORPORATION LAW OF DELAWARE

SECTION 262 — APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as

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practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by

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§ 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive

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of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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